K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

April 25, 2014

FILED VIA EDGAR

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Neuberger Berman Alternative Funds; Post-Effective Amendment No. 37
-- Neuberger Berman Global Long Short Fund
-1933 Act File No. 333-122847
-1940 Act File No. 811-21715

Dear Ms. Rossotto:

This letter responds to your comments, discussed in our telephone conversation on April 1, 2014, regarding your review of Post-Effective Amendment No. 37 to the registration statement on Form N-1A for Neuberger Berman Alternative Funds (“Registrant”) on behalf of its series listed above (the “Fund”).  Pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), Post-Effective Amendment No. 37 will become effective on April 26, 2014.  We expect to file Post-Effective Amendment No. 40 on or about April 25, 2014, which will become effective on April 26, 2014 pursuant to Rule 485(b) under the 1933 Act and which will reflect changes made in response to the staff’s comments, as set forth below, and certain other non-material clarifying and conforming changes.

Prospectus

Comment 1:  Please explain why the Institutional Class management fee is different from the Class A and Class C management fee reflected in the fee table for the Fund.

Response:  The Fund has a single management agreement that applies to all classes, but a separate administration agreement for each class.  The management fee contained in the fee table reflects fees for both investment management services and administrative services for each Class.  The fee rate that the Fund pays for investment management services is the same for each Class.  The fee rate that the Fund pays for administrative services is different for Institutional Class than Class A and Class C.  Accordingly, the management fee reflected in the fee table for Institutional Class is lower than the management fee of Class A and Class C due to the lower fee

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
April 25, 2014

for administrative services for the Institutional Class.

Comment 2:  Please confirm that the contractual expense cap is reflected in the expense example and that the expense example only reflects the contractual expense cap for the term of the expense limitation agreement.

Response:  The Registrant confirms that the contractual expense cap is reflected in the expense example and that the expense example only reflects the contractual expense cap for the term of the expense limitation agreement.

Comment 3:  Please acknowledge that the Registrant is aware of the concept release on derivatives issued by the Securities and Exchange Commission (“SEC”), which may change how the Fund might use derivatives in the future if it is implemented.

Response:  The Registrant acknowledges that it is aware of the concept release on derivatives issued by the SEC, which may change how the Fund might use derivatives in the future if it is implemented.

Comment 4:  Please confirm that the Fund will segregate assets sufficient to cover the notional value when it is the seller of a credit default swap.

Response:  The Registrant confirms the Fund currently intends to segregate assets sufficient to cover the notional value when it is the seller of a credit default swap, but reserves the right to segregate differently in the future upon further guidance or if it believes that another approach more appropriately represents the Fund’s exposure.

Comment 5:  Please clarify the meaning of the phrase, “to take positions in certain foreign securities,” in the last sentence of the second paragraph of the “Principal Investment Strategies” section.  Please also consider moving the first sentence of “Equity-Linked Investment Risk” in the “Principal Investment Risks” section to the second paragraph of the “Principal Investment Strategies” section.

Response:  The Registrant has replaced the last sentence of the second paragraph of the “Principal Investment Strategies” section with the following sentence:

The Fund may also invest in equity-linked investments to gain exposure to certain foreign securities, which may include participatory notes and other structured notes.

Comment 6:  In the “Principal Investment Strategies” section, please disclose whether the Fund’s investments in structured notes may include collateralized debt obligations as principal investment types.

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
April 25, 2014

Response:  The Registrant has not made the requested change, because the Fund’s investments in structured notes will not include collateralized debt obligations as principal investment types.

Comment 7:  In the “Principal Investment Strategies” section, please briefly describe the characteristics of a short position.

Response:  The Registrant has added the following at the end of the seventh paragraph of the “Principal Investment Strategies” section:

Short positions involve selling a security the Fund does not own in anticipation that the security’s price will decline.

Comment 8: In the “Principal Investment Strategies” section, please explain how the Fund decides when to sell an investment.

Response:  The Registrant has added to the following paragraph to the “Principal Investment Strategies” section:

The Portfolio Manager may reduce exposure to an investment under a number of conditions including:  when an investment performs differently from the Portfolio Manager’s expectations, the stock reaching or moving beyond what the Portfolio Manager believes is its intrinsic value, when other opportunities appear more attractive or when a position has become too large in comparison to the rest of the portfolio.

Comment 9:  In the first sentence of the ninth paragraph of the “Principal Investment Strategies” section, please confirm that where an issuer is “organized” is sufficient to determine the identity of an issuer as non-U.S.

Response:   The Registrant has reviewed a “Dear Registrant” letter from the SEC staff, dated February 22, 1993, regarding how to determine the domicile or nationality of specific issuers. In that letter, the SEC staff outlined a multi-prong test for that determination, including the securities of issuers “which are organized under the laws of that country.”  Accordingly, the Registrant believes that where an issuer is “organized” is sufficient to determine the identity of an issuer as non-U.S.

Comment 10: In the ninth paragraph of the “Principal Investment Strategies” section, please consider whether the last sentence should be included in the “Principal Investment Strategies” section.

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
April 25, 2014

Response:  The Registrant has retained the last sentence of the ninth paragraph in the “Principal Investment Strategies” section.

Comment 11: If the Fund will provide notice to shareholders prior to changing its goal, please disclose this in the “Principal Investment Strategies” section.

Response:  Generally, the Fund would attempt to provide notice to shareholders prior to changing its goal; however, there may be times when the Fund is not able to provide notice prior to implementing the change.

Comment 12: If the Fund will invest in small- and mid-capitalization securities as indicated in the “Market Capitalization Risk” in the “Principal Investment Risks” section, please disclose this in the “Principal Investment Strategies” section.

Response:   The Registrant has made the following change to the third sentence of the first paragraph of the “Principal Investment Strategies” section:

The Fund may invest in securities of U.S. and non-U.S. companies of any market capitalization.

Comment 13: In “Short Sales Risk” in the “Principal Investment Risks” section, please delete the first sentence.

Response: The Registrant has made the requested change.

Comment 14: In “Derivatives Risk” in the “Principal Investment Risks” section, please confirm that the risk disclosure focuses on the types of derivatives the Fund will invest in as part of its principal investment strategies.

Response:  The Registrant believes that the risk disclosure in the “Principal Investment Risks” section covers the risks associated with the types of derivatives the Fund will invest in as part of its principal investment strategies.

Comment 15: In the “Convertible Securities Risk” in the “Principal Investment Risks” section, please add a reference to “junk bonds” in the last sentence.

Response: The Registrant has made the following change to the last sentence of the “Convertible Securities Risk”:

Many convertible securities have credit ratings that are below investment grade and are subject to the same risks as an investment in lower-rated debt securities (commonly known as “junk bonds”)…

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
April 25, 2014

Comment 16: Please review the requirements of Item 9 to confirm that the structure of the prospectus complies with the requirements of Item 9.

Response:  The Registrant reviewed the requirements of Item 9 and believes that the structure of the prospectus complies with the requirements of Item 9.  Specifically, the instructions to Form N-1A state that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus” and consequently the Registrant believes that the current structure of the prospectus meets the requirements of Item 9.

Comment 17:  In the second paragraph of the “Investment Manager” section, please disclose the date of the shareholder report that will include the discussion regarding the basis for the approval of the Fund’s investment advisory and sub-advisory agreements.

Response:  No change was made in response to this comment.  The second paragraph of the “Investment Manager” section currently states that “a discussion regarding the basis for the approval of the Fund’s investment advisory and sub-advisory agreements by the Board of Trustees will be available in the Fund’s initial shareholder report.  The Registrant has considered the staff’s comment but believes the language complies with Item 10(a)(1)(iii).

Comment 18:  Please confirm the market value (rather than the notional value) of derivatives will be used for the purposes of calculating the Fund’s net asset value.

Response:  The Registrant confirms that the market value of derivatives will be used for the purposes of calculating the Fund’s net asset value.

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If you have any further comments or questions regarding this filing, please contact me at (202) 778-9403 or Franklin H. Na at (202) 778-9473.  Thank you for your attention to this matter.

Sincerely, /s/Marguerite Laurent Marguerite Laurent